

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2014

Via E-mail
Shaun Roberts
President, Chief Executive Officer and Director
KonaRed Corporation
2829 Ala Kalani Kaumaka St., Suite F-133
Koloa, HI 96756

> **Re:** **KonaRed Corporation**
> **Form 8-K/A**
> **Filed December 24, 2013**
> **File No. 333-176429**

Dear Mr. Roberts:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Completion of Acquisition or Disposition of Assets, page 2

1. We note your response to prior comment 2 in our letter dated November 12, 2013. The material terms of Mr. Kjeldsen's resignation on June 4, 2013 should be described, as it appears to be related to the agreement with Sandwich Isles Trading Co. Inc. Please also tell us, with a view toward disclosure, why Mr. Kjeldsen agreed to return 38,700,423 shares to the company without consideration.

Risk Factors, page 11

Risks Related to our Stock, page 15

Because we can issue additional shares of common stock… page 16

2. Please reconcile your disclosure of total liabilities of $1,189,857 for the quarter ended September 30, 2013 to the total liabilities presented on your balance sheet for the same period.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 18

Plan of Operations, page 18

3. We note your response to prior comment 23 and your added disclosure under Milestones on page 21 that you "project that a lack of new capital will limit [y]our sales growth to 20% over the coming year to produce sales of approximately $1.2 million." Please revise to provide the projection information required by Item 10(b) of Regulation S-K or revise this sentence.

Results of Operation, page 22

4. We note your response to prior comment 25. Your current discussion does not allow an investor to understand the material underlying factors contributing to the variance in cost of goods sold for the periods presented. Please revise to provide clarifying disclosure.

5. We note your response to prior comment 27. We note in your analysis of the variance in costs of goods sold for the year ended December 31, 2012 versus the year ended December 31, 2011 you attribute a decrease in costs of goods sold to the new inventory management software. This appears to suggest that if all other factors remain equal your cost of goods sold for the prior period would have been less under the new inventory management software than previously reported under your historic inventory procedures. Please tell us the dollar amount of the decrease that you attribute to the new inventory management software and whether the dollar amount is material to your net loss for the financial periods presented. To the extent the dollar amount is material, please tell us how you considered the guidance in FASB ASC 250-10.

Liquidity and Capital Resources, page 24

6. We note your response to prior comment 31. Your current disclosure does not provide an analysis of cash flows from operating activities. Please explain the significant year-to-year variations in each line item, providing an explanation of the underlying factors for

the significant changes in accounts receivable, inventory, accounts payable, etc. for all financial statement periods presented.

Directors and Executive Officers, page 28

7. We note your response to prior comment 32 and your added disclosure that Mr. Schorr has resigned in his capacity as an executive officer. Please revise your disclosure accordingly on pages 3, 11 and 31, and in the table on page 28. Also disclose that the consulting agreement with Bioponic Phytoceauticals, Inc. was terminated and describe the material terms of the termination agreement.

Certain Relationships and Related Party Transactions, page 32

8. We note your response to prior comment 36 regarding the warrants. Please disclose the transaction with Bioponic based on the value of the warrants as of a recent date. For guidance, see Question 130.04 of our Compliance and Disclosure Interpretations (Regulation S-K), which is available on our website.

Changes in and Disagreement with Accountants on Accounting and Financial Disclosure, page 39

9. We note that you plan to retain Anton & Chia as the independent accountants of the combined entity. However, as stated in our previous comment, you must provide change in accountants disclosure for the presumed change that occurred as the result of the reverse merger. The accountant that is no longer associated with the combined company, MaloneBailey LLP, is considered to be the predecessor accountant. Please further amend this filing to provide the disclosures required by Item 304 of Regulation S-K and Exhibit 16 as well.

Exhibit 99.1

Statements of Cash Flow, page 4

10. We note your response to prior comment 45. Please provide the journal entries you recorded to write-off inventory and the subsequent journal entries you recorded to reflect the sale of the previously written-off inventory. Tell us also how your accounting for the previously written-off inventory complies with SAB Topic 5.BB.

11. Please explain to us the reasons for writing off this inventory in prior periods and also explain the circumstances under which this inventory was sold in subsequent periods. Describe the frequency in which you have sold inventory that was written off in previous periods (e.g., each quarter) and the extent to which it has affected your policy of reserving or writing off inventory.

Notes to Financial Statements, page 6
Revenue Recognition, page 7

12. We note your response to prior comment 47. Your response did not address our comment. Please tell us if you estimate returns such that sales made with a right of return are reduced to reflect estimated returns as required by FASB ASC 605-15-45-1.

Exhibit 99.3 – Financial Statements for the Interim Period Ended September 30, 2013
Condensed Statements of Cash Flows, page 3

13. Please explain to us the nature of the inventory adjustments recognized in the interim periods.

Exhibit 99.4 – Pro Forma Financial Statements
Condensed Balance Sheet, page 1

14. We note your response to prior comment 48. Your response did not address our comment. Please revise KonaRed Corporation's historical common stock to give retroactive effect to the stock split (i.e. KonaRed Corporation's pre-transaction outstanding common shares is 64,350,423 shares).

15. Please tell us why you are no longer providing pro forma adjustments to 1) eliminate the retained earnings of the shell company, KonaRed Corporation and 2) account for the series of transactions that occurred in connection with the reverse merger (i.e. private placement, loan conversion, and share cancellation).

You may contact Jamie Kessel at (202) 55-3727 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Craig Rollins
        Clark Wilson LLP